SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 17)[1]

CHEMICAL FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

163731-10-2
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [x] Rule 13d-1(b)
                              [  ] Rule 13d-1(c)
                              [  ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

The filing of this Schedule shall not be construed as an admission by Chemical Bank (f/k/a Chemical Bank and Trust Company) or Chemical Financial Corporation that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purposes, the beneficial owner of any securities covered by this schedule.

Page 1 of 5 pages

CUSIP No. 163731-10-2	13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Chemical Bank

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Midland, Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	1,681,029

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	1,565,682

	(8)	Shared Dispositive Power	296,620

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,862,302

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

7.5%

(12)	Type of Reporting Person

BK

CUSIP No. 163731-10-2	13G	Page 3 of 5 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Chemical Financial Corporation

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Midland, Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	1,681,029

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	1,565,682

	(8)	Shared Dispositive Power	296,620

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,862,302

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

7.5%

(12)	Type of Reporting Person

HC

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

Item 1(a).	Name of Issuer:

Chemical Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

333 East Main Street Midland, Michigan 48640

Item 2(a).	Name of Person Filing:

Trust Department of Chemical Bank and Chemical Financial Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

333 East Main Street Midland, Michigan 48640

Item 2(c).	Citizenship:

State of Michigan, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $1 par value

Item 2(e).	CUSIP Number:

163731-10-2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		1,862,302 shares

(b)	Percent of Class:		7.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	1,681,029 shares

	(ii)	Shared power to vote or to direct the vote	0 shares

	(iii)	Sole power to dispose or to direct the disposition of	1,565,682 shares

	(iv)	Shared power to dispose or to direct the disposition of	296,620 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Chemical Bank and Chemical Financial Corporation hold these securities in a fiduciary capacity on behalf of various trust customers, some of whom have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of these securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

CHEMICAL FINANCIAL CORPORATION	CHEMICAL BANK

/s/ Lori A. Gwizdala	/s/ Jude T. Patnaude
Lori A. Gwizdala Executive Vice President, Chief Financial Officer and Treasurer	Jude T. Patnaude Senior Vice President and Trust Officer